

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE





04008900

February 12, 2004

David S. Maltz
Senior Counsel, Cinergy Services, Inc.
Cinergy Corp.
139 East Fourth Street, Rm 25 AT II
P.O. Box 960
Cincinnati, OH 45201-0960

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/12/2004

Re: Cinergy Corp.

Dear Mr. Maltz:

This is in regard to your letter dated February 12, 2004 concerning the shareholder proposal submitted by the Presbyterian Church (USA) for inclusion in Cinergy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Cinergy therefore withdraws its December 29, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Grace K. Lee
Special Counsel

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

899652

Cinergy Corp.
139 East Fourth Street, Rm 25 AT II
P.O. Box 960
Cincinnati, OH 45201-0960
Tel 513.287.3108
Fax 513.287.3810
david.maltz@cinergy.com

DAVID S. MALTZ
Senior Counsel

CINERGY.

December 29, 2003

HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Shareholder Proposal Submitted to Cinergy Corp.

Dear Sir or Madam:

Pursuant to Rule 14a-8(j)(1) promulgated under the Securities Exchange Act of 1934, Cinergy Corp., a Delaware corporation ("Cinergy"), requests confirmation that the Staff of the Securities and Exchange Commission will not recommend any enforcement action if Cinergy omits from its proxy solicitation materials for its 2004 Annual Meeting of Shareholders (the "2004 Meeting") a proposal submitted by the Presbyterian Church (USA) (the "Proponent").

Cinergy is a utility holding company that owns all the common stock of The Cincinnati Gas & Electric Company ("CG&E") and PSI Energy, Inc. ("PSI"), both of which are public utility subsidiaries. CG&E is a combination electric and gas public utility that provides service in the southwestern portion of Ohio. CG&E's principal subsidiary, The Union Light, Heat and Power Company ("ULH&P"), provides electric and gas service in northern Kentucky. PSI is a vertically integrated and regulated electric utility that provides service in portions of Indiana.

Pursuant to Rule 14a-8(j)(2) under the Exchange Act, we submit six (6) copies of this letter, to each of which is attached and identified as Exhibit A the Proponent's resolution and supporting statement (together, the "Proposal"). By copy of this letter, Cinergy is notifying the Proponent of its intention to omit the Proposal from its proxy solicitation material for the 2004 Meeting.

The Proposal requests that a committee of independent directors of Cinergy's Board of Directors report to shareholders by September 1, 2004 on the committee's assessment of how Cinergy is responding to pressure to significantly reduce emissions. The Proponent states that this Proposal is based on the competitive advantages and risks associated with emissions.

Cinergy believes that the Proposal properly may be excluded from its proxy solicitation materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal relates to Cinergy's ordinary business operations;

- Rule 14a-8(i)(10) because the Proposal has been substantially implemented and, therefore, is moot; and

- Rule 14a-8(i)(3) because the Proposal violates Rule 14a-9.

I. The Proposal is Excludable under Rule 14a-8(i)(7)

Rule 14a-8(i)(7) allows a proposal to be excluded from a company's proxy statement if it "deals with a matter relating to the company's ordinary business operations." Pursuant to Rule 14a-8(i)(7), the Staff has consistently permitted the exclusion of proposals that require a company to prepare a special report on a particular aspect of the conduct of its ordinary business operations, even if the proposal would not require that the company take any particular action with respect to those business operations.

In Exchange Act Release No. 34-20091 (August 16, 1983), the Commission specifically addressed the issue of the excludability under Rule 14a-8(i)(7) (then Rule 14a-8(c)(7)) of proposals requesting reports on matters that relate to a company's ordinary business operations. Paragraph 5 of the Release states:

> In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under Rule 14a-8(c)(7). Because this interpretation raises form over substance and renders (c)(7) largely a nullity, the Commission has determined to adopt the interpretive change set forth in the Proposing Release. Henceforth, the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7).

Cinergy is one of the country's leading public utilities. Management of carbon dioxide emissions, as well as certain other types of emissions, is an inherent aspect of Cinergy's business, as are Cinergy's efforts to assess and to minimize any resulting financial risks and maximize competitiveness and profitability. In addition, emissions from Cinergy's facilities are in compliance with all applicable state and federal permits. Thus, the report contemplated by the Proposal is precisely the type of report contemplated by Release No. 34-20091 that the Staff, in directly analogous circumstances involving shareholder proposals requesting reports on companies' environmental matters, has found to be excludable in accordance with Rule 14a-8(i)(7).

In Cinergy Corp. (February 5, 2003), the Staff concurred with the Company's view regarding the omission under Rule 14a-8(i)(7) of an almost identical Proposal by this same Proponent. In that case, the Proponent had proposed a resolution that the Board report to the shareholders on certain benefits and risks associated with the Company's emissions. In Willamette Industries, Inc. (March 20, 2001), the Staff concurred in the omission under Rule 14a-8(i)(7) of a shareholder proposal requesting that the company report on its environmental problems and efforts to resolve them. In E.I. DuPont de Nemours and Company (March 8, 1991), the Staff concurred in the omission under Rule 14a-8(c)(7) of a shareholder proposal requesting that the company accelerate its plans to phase out chlorofluorocarbon and halon production and prepare a report showing the increase in research and development expenditures to accomplish the plan. In Pacific Telesis Group (February 21, 1990), under Rule 14a-8(c)(7), the Staff concurred that the company could omit from its proxy statement a shareholder proposal requesting that the company seek improved ways of waste reduction and report on it. Similarly, in Carolina Power & Light Co. (March 30, 1988), the Staff concurred in the omission under Rule 14a-8(c)(7) of a shareholder proposal requesting that the company issue an annual report on the release of waste and the company's environmental protection and control activities with regard to such releases. And, in Duke Power Company (March 7, 1988), the Staff concurred in the omission under Rule 14a-8(c)(7) of a shareholder proposal requesting that the company report on the environmental impact of its power plant emissions as well as its environmental control and pollution protection devices.

It is particularly noteworthy that, when the DuPont shareholder proposal discussed above resulted in litigation, the United States Court of Appeals for the District of Columbia Circuit specifically upheld the exclusion pursuant to Rule 14a-8(i)(7) of the requested report on the basis that the proponent had not shown that the information sought implicated significant policy issues. Roosevelt v. E.I. DuPont de Nemours & Co., 958 F.2d 416 (D.C. Cir. 1992) (opinion by Judge Ruth Bader Ginsberg).

Furthermore, the Staff has consistently taken the position that a proposal relating to financial matters falls within a company's ordinary business operations. See Ford Motor Company (March 26, 1999); JMAR Industries, Inc. (April 30, 1997); Intel Corporation (Jan. 15, 1992); Newmont Mining Corporation (March 20, 1990); and The Southern Co. (January 27, 1982). This Proposal relates to information that is required both in the Notes to Cinergy's financial statements and in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"), which are an integral part of the financial disclosure information that must be furnished to shareholders. Any known material information that would be covered by the report already is required to be addressed in MD&A, which, in addition to past and present costs, must discuss "material commitments for capital expenditures," "known material trends ... in ... capital resources" and "material events and uncertainties known to management that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition." Regulation S-K, Item 303(a).

Cinergy's fiscal year MD&A is furnished, as required by Rule 14a-3(b)(5)(ii), to all shareholders in its Annual Report to Shareholders ("Annual Report"). The MD&A

and the Notes to Cinergy's financial statements (which, of course, also are part of the information provided to shareholders in the Annual Report) discuss in great detail currently proposed legislative and regulatory actions which could affect the Company in the environmental area. Shareholders are well aware that Cinergy is likely to undertake an action plan related to addressing environmental issues affecting it and the utility industry as a whole and is also likely to incur costs related to these issues. However, the extent of these actions and costs will depend on what regulations ultimately are adopted and on what costs may be recovered from customers, either through pricing in a deregulated environment or through the rate structure in a regulated environment. Similarly, as required, Cinergy's MD&A and financial statement Notes discuss known material pending and threatened legal risks. Again, however, the eventual outcome of these matters is unknown.

The Proposal has no time limit or parameters on its request for information on the Company's response to these pressures. Such "information" would be well beyond forward-looking information and into the realm of speculation on future governmental policy and regulatory and legal actions which, at this time, may not even be contemplated or feasible.

Therefore, because the Proposal relates to inherent aspects of Cinergy's ordinary business operations, it is excludable under Rule 14a-8(i)(7).

We also note that the Staff has a consistent policy of not allowing revisions under Rule 14a-8(i)(7). Therefore, if any portion of the Proposal is excludable under Rule 14a-8(i)(7), the entire Proposal may be excluded. See E*TRADE Group, Inc. (October 31, 2000); Kmart Corporation (March 12, 1999); and The Warnaco Group, (March 12, 1999).

II. The Proposal Is Excludable Under Rule 14a-8(i)(10)

The Proposal is moot within the meaning of Rule 14a-8(i)(10) because it has been, and is being, substantially implemented. To the extent possible, Cinergy has previously provided extensive information regarding the topics addressed by the Proposal, and it will continue to do so. A company need not have implemented a shareholder proposal word-for-word to avail itself of Rule 14a-8(i)(10). See Exchange Act Release No. 34-20091 (August 16, 1983).

The Proponent asks Cinergy to assess how the Company is responding to certain outside pressures and report to shareholders. However, Cinergy already provides pages of information on its environmental issues, including compliance with regulations relating to emissions, in its quarterly and annual filings with the Commission. In addition to the Notes to the financial statements and MD&A concerning past, present and anticipated action and future costs and regulatory and legal developments, the 2002 Annual Report's MD&A section on Environmental Commitment and Contingency Issues sets out Cinergy's plan for managing the economic risks associated with environmental regulation. The plan includes:

"implementing cost-effective greenhouse gas emission reduction and offsetting activities; ... funding research to better understand the causes and consequences of climate change; encouraging a global discussion of the issues and how best to manage them; and advocating comprehensive legislation for fossil-fired power plants." Cinergy's filings also detail the Company's ongoing expenditures to reduce emissions including its current program of installing state-of-the-art NOx controls at its biggest coal units. This program involves capital expenditures in excess of $800 million.

Additionally, in 2001 Cinergy published a report on its environmental track record during the decade of the Nineties. This report, "A Decade of Progress," details Cinergy's progress in addressing key air pollution emissions including nitrogen oxide ("NOx"), sulfur dioxide ("SO2") and carbon dioxide ("CO2"). The report is readily available to both shareholders and the general public on Cinergy's website at www.cinergy.com. In the report, Cinergy details expenditures of over $650 million in the last decade to reduce emissions of NOx and SO2, along with its extensive investments in combined heat and power projects, integrated coal gasification ("IGCC"), fuel cells and other new energy technologies, and demand management.

Furthermore, Cinergy publishes an annual environmental report which also discloses the Company's emissions of SO2, NOx, mercury and CO2, and discusses the Company's present efforts and future plans to reduce these emissions. This Environmental, Health and Safety Progress Report 2002, released in April 2003 ("2002 Environmental Report"), also is available to shareholders and the general public on Cinergy's website at www.cinergy.com. In the 2002 Environmental Report's Letter from the Chairman, Mr. Rogers states that Cinergy "invest[ed] millions of dollars in pollution control equipment" and is "continuing to press Congress and the [Bush] Administration to enact a new power plant emissions bill." The 2002 Environmental Report also stated that Cinergy had constructed four of the nine selective catalytic reduction units ("SCRs") it had committed to build to reduce nitrogen oxides emissions. The four SCRs resulted in the removal of 9,000 tons of NOx. Cinergy expects to complete the remaining five SCRs by the Spring of 2005. The 2002 Environmental Report also indicated that Cinergy expected the U.S. EPA to propose regulations establishing a maximum achievable control technology ("MACT") standard for mercury emissions and that the standard would likely call for reductions of 50 to 90 percent per plant at a cost estimated between $500 million and $700 million. These draft regulations were, in fact, proposed in December 2003. The 2002 Environmental Report also discussed Cinergy's view that CO2 will be regulated at some point in the future and that Cinergy joined the President's Climate Leaders Program to implement a voluntary program to reduce CO2 intensity. As discussed in more detail below, in furtherance of this initiative, Cinergy has implemented a voluntary plan to reduce greenhouse gas emissions. Finally, the 2002 Environmental Report discussed Cinergy's commitment to advocating a new federal clean power plant bill that will result in reduced emissions of SO2, NOx and mercury.

The next environmental report covering 2003 is currently being compiled and is slated to be released in the Spring of 2004.

In addition to these disclosures, Cinergy also provides extensive, current public information regarding its air emissions and its efforts to reduce those emissions. For instance, in June 2003 Cinergy announced that PSI repowered its Noblesville generating station from coal to natural gas. As part of that announcement and in related disclosures in its periodic reports with the Commission, Cinergy announced that the repowering would triple the overall electric generating capacity while reducing emissions. In September 2003, Cinergy announced a voluntary plan to reduce its greenhouse gas emissions to an average of five percent below their 2000 level during the period 2010 through 2012. Cinergy also announced that it would spend approximately $21 million between 2004 and 2010 on projects to reduce or offset its emissions and report annually its emissions of carbon dioxide, methane, nitrous oxide, hydrofluorocarbons, perfluorocarbon and sulfur hexafluoride and the Company's progress toward its 2010 goal. In connection with this announcement, James E. Rogers, Cinergy's Chairman, President and Chief Executive Officer, stated that he believed "[b]y stepping forward now, we can also mitigate some of the risk associated with climate change issues in the future."

Cinergy has also led the industry in seeking to create a new workable set of emission reduction targets for coal-fired power. To this end, Mr. Rogers and Cinergy's Vice President for Environmental Policy and Federal Affairs have testified repeatedly before Congress seeking federal multi-pollutant legislation for coal-fired power plants that will create a road map for additional reductions of NOx, SO2 and mercury. In one such hearing held in 2001, Mr. Rogers testified before the Senate Environment and Public Works Committee in favor of including a reasonable CO2 component in multi-pollutant legislation, breaking with the main-stream industry view. In Cinergy's 2001 Annual Report Letter to Stakeholders, Mr. Rogers discussed these efforts to secure long-term environmental legislation and stated that, "If we succeed, we will have taken steps to improve the environment while removing much of the uncertainty that surrounds capital investment decisions associated with coal-fired generation."

These activities are representative of many other actions Cinergy has taken to address the impact of certain of its emissions. We can and will provide details of these actions if the Commission so desires. But the publications and other information discussed in this letter demonstrate that Cinergy is already undertaking actions, in assessing its emissions and reporting on risks and on its public stance, that meet both the spirit and letter of the proposed shareholder resolution.

In McDonald's Corporation (March 11, 1991), a shareholder proposal required the company to disclose certain environmental and health implications related to its product. The company indicated that it had made widespread distribution of such aspects of its business in reports, brochures, and other public documents and would continue to do so. In concurring with the company's view that the proposal could be excluded pursuant to Rule 14a-8(i)(10), the Staff noted the "wide variety of environmental and health information which is made available on a regular basis to the Company's shareholders and customers, and the representation that the Company intends to publicize the continued availability in an upcoming shareholder communication." See also, Niagara Mohawk Power Corporation (February 16, 1995); and Houston Industries (March 11, 1985).

Because all the information that the Proposal seeks Cinergy to report to shareholders already exists in the public domain or is communicated directly to shareholders, the Proposal is moot and therefore excludable under Rule 14a-8(i)(10).

III. The Proposal is Excludable under Rule 14a-8(i)(3)

A. The Proposal is Vague, Indefinite and Ambiguous

The Proposal may be excluded because it is vague, indefinite and ambiguous. The Proposal requires:

> (a) an independent committee of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions and
> (b) a report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

The Staff has allowed companies to exclude shareholder proposals under Rule 14a-8(i)(3) that are so vague, indefinite and ambiguous that the shareholders voting on the proposal would not be able to determine, with any reasonable certainty, exactly what action the company would be required to take if the proposal were approved. See Hormel Foods Corporation (November 19, 2002); Wal-Mart Stores, Inc. (April 2, 2001); McDonald's Corporation (March 13, 2001); and Comshare Incorporated (August 23, 2000).

The Proposal meets this test for several reasons. First, the Proposal is not clear as to what the "rising regulatory, competitive, and public pressure" it refers. Cinergy is required to, and already does, report extensively on historical and anticipated known future environmental contingencies (including legal and regulatory contingencies) in its financial statements and in MD&A. Are these the regulatory, competitive and public pressure referred to by the Proponent? If so, this assessment would be duplicative of Cinergy's Board's current activities and disclosure. If not, what are they?

Second, it is not clear as to what types of emissions, other than carbon dioxide, these pressures are working to reduce and therefore, the scope of the independent committee's assessment is undefined.

Third, it is not clear what the independent committee's report to shareholders should contain. Is the report supposed to contain its assessment of the Company's response to the pressures? How are Cinergy's responses supposed to be addressed within the report? If this is the Proponent's intended report, then, as discussed above, such a report would be duplicative of Cinergy's current disclosures.

Finally, the Proposal refers to vague notions of "regulatory, competitive, and public pressure" and requests the Company to assess how it is responding to such pressure to significantly reduce "other emissions." These are speculative theories of the Proponent, at best, and are too indefinite for the Company to be able to prepare an intelligent, informative assessment beyond the extensive disclosures that the Company already provides.

Against this backdrop, a report by an independent committee of the Board either would be repetitive of information already provided to shareholders or would be a speculative exercise that would not yield any meaningful information to shareholders.

Neither Cinergy's shareholders in voting, nor its Board of Directors if the Proposal were adopted, can know exactly what the requested assessment is supposed to address or what the requested report is supposed to contain. Therefore, the Proposal should be excluded under Rule 14a-8(i)(3).

B. The Proposal is Materially False and Misleading

The Proposal also is excludable because it is false and misleading and violates Rule 14a-9. By asking Cinergy to speculate on unknown and unknowable future pressures, the Proposal falsely and misleadingly implies that Cinergy could issue a meaningful report that goes beyond the information already given or freely available to shareholders. Additionally, the overall tone of the Proposal creates the false impression to shareholders that Cinergy is not taking steps to reduce emissions, that Cinergy's public stance on emissions reduction is creating a competitive disadvantage and that a change in policy would improve competitiveness and profitability. This ignores Cinergy's multitudinous efforts in the environmental area and essentially impugns management by implying that it is not assessing all aspects of its business – particularly an aspect as fundamental to the business as environmental considerations –and, therefore, not acting in the best interests of Cinergy's shareholders.

Finally, the fourth, fifth and sixth paragraphs of the Proposal (beginning "U.S. power plants . . . .", "Scientific studies show . . . ." and "Scientists also estimate . . . .") are excludable under Rule 14a-8(i)(3) because they are, in their entirety, generalized unsupported assertions of fact for which no authority is cited in the Proposal. See Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) stating that "shareholders should provide factual support for statements in [a] proposal and supporting statement."

* * *

In conclusion, for the reasons set forth above, Cinergy respectfully requests that the Staff advise that it will not recommend any enforcement action if the Company excludes the Proposal from its proxy solicitation materials for the 2004 Meeting. Should the Staff disagree with the conclusions reached in this letter, we would appreciate the opportunity to confer with you before the issuance of a response.

If you have any questions or desire any further information, please contact the undersigned at (513) 287-3108.

Sincerely yours,



David S. Maltz
Senior Counsel, Cinergy Services, Inc.

cc: Rev. William Somplatsky-Jarman
Ms. Carol Hylkema, MRTI Chairperson
Rev. Isaiah Jones, Jr., MRTI Vice Chairperson
Sr. Patricia Wolf, Executive Director
Interfaith Center on Corporate Responsibility

Exhibit A

2004 Cinergy Shareholder Resolution

WHEREAS:

In 2001, the Intergovernmental Panel on Climate Change concluded that "there is new and stronger evidence that most of the warming observed over the last 50 years is attributable to human activities."

In 2002, the United States EPA concluded that climate change may harm the country and pose risks to coastal communities due to seal level rise, water shortages, and increases in heat wave frequency.

In 2003, the World Meteorological Organization declared that, "...as the global temperatures continue to warm due to climate change, the number and intensity of extreme events might increase."

U.S. power plants are responsible for about two-thirds of the country's sulfur dioxide emissions, one-quarter of its nitrogen oxides emissions, one-third of its mercury emissions, approximately 40 percent of its carbon dioxide emissions, and 10 percent of global carbon dioxide emissions.

Scientific studies show that each year, air pollution from U.S. power plants causes tens of thousands of premature deaths and hospitalizations, hundreds of thousands of asthma attacks, and several million lost workdays nationwide.

Scientists also estimate that about 160,000 people die every year from side-effects of global warming ranging from malaria to malnutrition and the numbers could almost double by 2020.

Commitments to reduce carbon dioxide emissions and other air pollutants are emerging. More than 100 countries have ratified the Kyoto Protocol. Massachusetts and New Hampshire have enacted legislation capping power plants' greenhouse gases emissions. Governors of eleven states have pledged to reduce carbon dioxide emissions significantly. Renewable energy standards now exist in 14 states, indicating increasing support for non-pollution electricity sources.

In October 2003, 43 U.S. Senators voted in favor of legislation that would have capped greenhouse gas emissions from a range of industrial sectors.

Recent reports by CERES, The Carbon Disclosure Project, Innovest Strategic Value Advisors, and the Investor Responsibility Research Center demonstrate both the growing financial risks of climate change for US corporations, and inadequate risk disclosure to investors.

A study by the U.S. EPA and one by Robert Repetto and James Henderson indicate that proposed legislation to regulate carbon dioxide poses significant financial risks to some electric companies, with wide sector variation.

In April 2003, the Wall Street Journal reported that, Swiss Re is starting to ask companies applying for directors and officers liability coverage to explain how they are preparing for potential government regulation of greenhouse-gas emission."

RESOLVED: The shareholders request that a committee of independent directors of the Board assess how the company is responding to rising regulatory, competitive, and public pressure to significantly reduce carbon dioxide and other emissions and report to shareholders (at reasonable cost and omitting proprietary information) by September 1, 2004.

SUPPRTING STATEMENT

We believe management and the Board have a fiduciary duty to carefully assess and disclose to shareholders all pertinent information on its climate change responses. We believe taking early action to reduce emissions and prepare for standards will provide competitive advantages, and inaction and opposition to emissions control efforts could expose companies to regulatory risk and reputation damage.

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 3, 2004

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to Cinergy Corporation

Via fax

Dear Sir/Madam:

I have been asked by the Presbyterian Church (USA) (which is referred to hereinafter as the "Proponent"), which is a beneficial owner of shares of common stock of Cinergy Corporation (hereinafter referred to either as "Cinergy" or the "Company"), and which has submitted a shareholder proposal to Cinergy, to respond to the letter dated December 29, 2003, sent to the Securities & Exchange Commission by the Company, in which Cinergy contends that the Proponent's shareholder proposal may be excluded from the Company's year 2004 proxy statement by virtue of Rules 14a-8(i)(3), 14a-8(i)(7) and 14a-8(i)(10).

I have reviewed the Proponent's shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponent's shareholder proposal must be included in Cinergy's year 2004 proxy statement and that it is not excludable by virtue of any of the cited rules.

The proposal calls for a committee of the Company's Board to assess the Company's response to pressures "to significantly reduce carbon dioxide and other emissions" and to report on the matter to the shareholders.

BACKGROUND

The Staff needs little assistance in understanding the concepts of global warming, climate change and greenhouse gas emissions. It is useful, however, to review which gases are deemed to be greenhouse gases. Numerous documents to be found on the Environmental Protection Agency's "Global Warming" web site (http://yosemite.epa.gov/oar/global warming) all define greenhouse gases as the same collection of gases: CO2 (Carbon Dioxide); CH4 (Methane); N2O (Nitrous Oxide); and an array of much rarer gases: HFCs (Hydrofluorocarbons); PFCs (Perfluorocarbons); and SF6 (Sulfur Hexaflouride). (See "What are Greenhouse Gases" under the topic "Emissions".) The EPA's 2003 U.S. Greenhouse Gas Emissions Inventory (accessed at the foot of the "Emissions" page) shows that for the most recent year (2001) carbon dioxide accounted for 95% of the net greenhouse gas emissions in the United States and that 97% of the carbon dioxide was caused by fossil fuel combustion, with the result that fossil fuel combustion was responsible for 92% of the greenhouse gas emissions. CO2 and the various other greenhouse gases are not the same pollutants such as NOX and SO2 that are responsible for causing smog, ozone and other problems that are regulated by the Clean Air Act. Although these "Clean Air" gases could have some temporary local warming effect, that effect would be neither long-lasting nor have global implications. Therefore, they are not included in the category of "greenhouse gas". As already noted, in the United States, the overwhelming cause of greenhouse gas pollution is carbon dioxide caused by burning fossil fuel. Cinergy is one of the largest consumers of fossil fuels in the nation and, according to the Company, produces approximately one per cent of the *world's* yearly greenhouse gas emissions.

RULE 14a-8(i)(7)

In order for a shareholder proposal to be excludable by virtue of Rule 14a-8(i)(7), the proposal must not only pertain to a matter of ordinary company business, but it must also fail to raise a significant policy issue. Thus, Rel 34-40018 (May 21, 1998) states:

> However, proposals relating to such matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote.

The Staff has consistently ruled that shareholder proposals relating to global warming raise such significant policy considerations that Rule 14a-8(i)(7) is inapplicable to them. *Weyerhaeuser Company* (January 16, 2003); *American Standard Companies, Inc.* (March 18, 2002); *Occidental Petroleum Corporation* (March 7, 2002); *Citigroup, Inc* (February 27, 2002); *Exxon Corporation* (January 30, 1990).

On the merits of why global warming is a significant policy issue for registrants, we refer the Staff to (i) the report entitled "Corporate Governance and Climate Change: Making the Connection", written by Douglas Cogan of the Investor Responsibility Research Center and published in June 2003 (the "IRRC Report", a copy of which will be supplied to the Staff upon request); and (ii) the extensive discussion of that topic in the letters by the undersigned to the Staff, which appear in 2002 SEC No Act. LEXIS 396 (the *American Standard Companies, Inc.* no-action letter of March 18, 2002.) and in 2002 SEC No Act. LEXIS 352 (the *Occidental Petroleum Corporation* no-action letter of March 7, 2002).

The *Cinergy* no-action letter (February 5, 2003), cited by the Company, is inapposite. The proposal involved in that letter explicitly requested the registrant to do a risk assessment comparing future (speculative) costs against the costs of immediate action. No such comparable request appears in the Proponents' shareholder proposal. On the contrary, it requests the Company (which is an electric and gas utility) to report on its response to pressures to reduce its own emissions. The fact that the supporting statement mentions the Proponent's belief that there are regulatory and reputational risks from doing nothing is without probative value with respect to the application of Rule 14a-8(i)(7). First of all, these statements (and those in the whereas clause) are not a part of the action being requested but merely constitute arguments that might appeal to some shareholders. They are therefore irrelevant in considering whether the Proponents' shareholder proposal deals with ordinary business matters. That question must be determined by looking within the four corners of the proposal itself. (We recognize that the Staff does import into the Resolve Clause the contents of a whereas clause/supporting statement when such clause/statement describes the proposed content of a requested report; that may be quite logical since it is treating an elaboration of a request as if it were part of the request itself, but is irrelevant in the instant case where the material cited by the Company pertains not to the scope of the report itself but rather constitutes an argument in favor of the proposal.) Furthermore, it is hard to imagine any proposal involving significant policy issues that does not involve one or more regulatory, financial or reputational risks. Were the Staff to agree with Cinergy's argument, it would effectively be repealing (in violation of the Administrative Procedure Act) the Commission's determination of what the Rule is intended to mean, which determination itself constitutes a part of the Rule. See *ACTWU v. Walmart*, 821 F.Supp. 877 (S.D.N.Y.1993). Finally, it should be noted that, contrary to the assertions by Cinergy, the proposal is not focused on financial risks. It asks simply for the Company to report on how it is responding to an important social policy issue, namely pressures to reduce its greenhouse gas emissions

We note in passing that the citations used by Cinergy to support its position simply do not do so. Not only has it mischaracterized the Proponent's proposal as "almost identical" to last year's proposal when it is in fact very different from last year's proposal, but it has totally misread other precedents. The most grievous misreading concerns the DuPont no-action letter (March 8, 1991) and the subsequent litigation. It must be noted that in the ensuing litigation the Securities & Exchange Commission, through the office of the General Counsel, repudiated the position taken by the Division of Corporation Finance, thus vitiating the no-action letter as a precedent.

Finally, we must point out that Cinergy consistently tries to confuse the issue by making constant reference to pollutants that are not greenhouse gases, but rather are gases, such as NOX and SO2, that are regulated by the Clean Air Act. Thus, the Company's reliance on its discussion of trends and uncertainties in the MD&A is misplaced. The Company's MD&A discussion covers some 44 pages in its 10-K (64 pages in the version found on its web site). Of these 44 pages, the Company apparently discusses global warming for a grand total (other than a short discussion of the inoperative Kyoto Protocol) of two short paragraphs, the substantive parts of which are summarized by the Company at the top of page 5 of its letter. In contrast, its discussion of other types of pollutants (e.g. NOX and SO2) is very extensive. Furthermore, Cinergy compounds its erroneous presentation by referring to disclosures made in the footnotes to its financial statements "which discuss in great detail" matters that "could affect the Company in the environmental area". Presumably, the Company is referring to subpart (f) of Footnote 11, entitled "EPA Agreement" and which discusses the settlement of a lawsuit over Clean Air Act violations, but which makes absolutely no reference to greenhouse gas emissions. In short, the Proponent is not requesting Cinergy to disclose matters that it is already disclosing, but rather to prepare a report on matters that are essentially or totally ignored in its MD&A and in its financial statement footnotes.

For the foregoing reasons the Proponents' shareholder proposal is not subject to exclusion by Rule 14a-8(i)(7).

RULE 14a-8(i)(10)

Once again, the Company relies primarily on its disclosures in its MD&A and financial footnotes. But, as has been demonstrated in the previous section, these documents pertain virtually exclusively to Clean Air Act compliance and contain almost nothing that even mentions greenhouse gas emissions. For example, immediately following its three line quote, the Company goes on to discuss (top of page 5 of its letter) the Company's "current program of installing state-of-the-art NOx controls". Only trouble is that NOx is not a greenhouse gas.

Nor does the Company's "Environmental, Health and Safety Progress Report 2002" do anything to bolster the Company's futile argument that the proposal is moot. This pamphlet is 36 pages long and contains, on page 34, three sentences (summarized by the Company in one sentence at the end of the long paragraph on page 5 of its letter) about the problem of greenhouse gas emissions. The only substantive statement made in those three sentences is that Cinergy "is working to reduce or sequester it [CO2] in trees and grasses". (The report also discloses, on another page, how many million tons of carbon dioxide it has emitted in each of the past five years.) The remainder of the paragraph (page 5 of the Company's letter) appears to address at great length a variety of non-greenhouse gas problems.

Cinergy also cites its older report, "A Decade of Progress", noting that the report discussed the expenditure "of over $650 million in the last decade to reduce emissions" on gases (NOX and SO2) that are not greenhouse gases. We note that in this report the Company does devote an entire page to CO2, but also note that the decade referred to in the title ended five years ago.

Nor do we believe that Cinergy's more informal documents serve to moot the Proponent's shareholder proposal. For example, although the Proponent applauds the testimony of Mr. Rogers as described in the second paragraph on page 6 of the Company's letter, that testimony is unavailable on the Company's web site and any shareholder interested in Cinergy's position on such matters would not only not know where to find the testimony, that shareholder would not even know that she or he should look for it. In contrast to such hidden information, the report requested by the Proponent would be readily available to all shareholders. Furthermore, it should be noted that Mr. Rogers letter in the Company's annual report, referred to in the same paragraph, suffers from the same infirmity as almost all of the "disclosures' discussed above. Namely, it makes no reference whatever to CO2.

Finally, the Proponent again applauds the Company's announcement of last September (described in the first paragraph of page 6 of its letter) that Cinergy will continue to disclose annually the total of its greenhouse emissions (the quantity of carbon emissions had already appeared, as noted above, in its 2002 Environmental, Health and Safety Progress Report). The announcement also stated that the Company would spend about $3 million per year in an attempt to reduce carbon dioxide emissions by 5%. (To put this spending into perspective, according to the Company's most recent 10-K, Cinergy will make capital expenditures of $6.19 billion during the five years 2003-2007.) Nor will all (or perhaps any) of that 5% reduction be achieved by reducing emissions at its own plants, since the announcement states that the goal will be achieved via a variety of routes, including carbon sequestration and offsets. Although once again the proponent applauds these small steps, it is clear that even after taking these steps the Company will not be well positioned to meet any future legislation, regulations or just plain societal pressures. Not only does the Company produce 1% of the world's greenhouse gasses, I am informed that its greenhouse gas record is poor as compared with other utilities in that it is the fifth largest producer of greenhouse gases among US utilities although it ranks only 15th in electric production.

More broadly, the Company has not stated how it plans to deal with its vulnerability as a disproportionately high emitter of greenhouse gases despite the fact that the Company has publicly stated that it expects carbon emissions will, in fact, be regulated. We do note that when it wants to, the Company is fully capable of analyzing its vulnerability to as yet unenacted regulations, as is illustrated by its MD&A discussion about possible mercury regulation in its most recent 10-K. (At p. 38.) It could, for example, do a similar analysis using the McCain-Lieberman bill (which almost passed the Senate last year) as a template for evaluating the effect on the Company of the regulation of greenhouse gases. We also note that, in the scant discussions of climate change that do appear in its official documents, there is no discussion of a more comprehensive approach to reducing carbon emissions by, for example, using alternative energy sources or promoting the use of renewables.

In conclusion, in the absence of a more comprehensive, detailed and robust report on its greenhouse gas emissions than the Company has yet produced, Cinergy has not mooted the Proponent's shareholder proposal.

RULE 14a-8(i)(3)

A.

The Proponent's proposal is not vague. It deals with carbon dioxide and the other greenhouse gases (See the discussion of what constitutes greenhouse gases set forth in the "Background" portion of this letter).

We are incredulous that any shareholder be confused as to what she or he were voting on, or what steps the Company would take to implement the proposal, because of the presence of the phrase "rising regulatory, competitive and public pressure". We refer the Company to the McCain-Lieberman bill, to the extensive discussion of global warming in the Congress, to the discussions in the press and among the public at large. Furthermore, many states have enacted their own CO2 reduction goals, including Oregon, Massachusetts, New Hampshire, New Jersey and New York; ten states have sued the EPA to compel it to set CO2 emission standards; and regional consortia have been formed both among the six New England states and among the three Pacific coast states, in each case to plan coordinated reductions of emissions of greenhouse gases in their region.

Nor do we believe that shareholders would have any difficulty whatever in understanding what should be in the report. Indeed, one of Cinergy's competitors has agreed, without having had to be coached as to how to prepare it, to prepare such a report and to make its availability known to its shareholders.

B.

Aside from expressing its displeasure with the proposal and arguing that it is misleading because it is moot, the Company complains that there is no authority for the statements in the fourth, fifth and sixth paragraphs of the whereas clause. We are happy to supply to the Staff the citations for the statements made therein. We do not believe that it would be a material omission under Rule 14-9 if these citations were to be omitted from the proposal in the form that it appears in the proxy statement, Nevertheless, we would be willing to have them inserted if the Staff deems it necessary. (In that case, we would propose inserting the following as a new paragraph after the third paragraph: "The EPA has found that:" and then indenting what is now the fourth and fifth paragraphs; and, at the start of the present sixth paragraph, substituting the phrase "Scientists at the World Health Organization and the London School of Hygiene and Tropical Medicine have estimated" for the phrase "Scientists also estimate").

Paragraph 4

Carbon emissions: See the EPA's publication referred to above under background entitled "2003 U.S. Greenhouse Gas Emissions Inventory". In Chapter 2 ("Energy") on page 2-4, Table 2-3 breaks down greenhouse gas emissions by fuel type and source of emission. It is possible to calculate that in 2001 emissions caused by electric generation constituted 39.93659% of the total emission from fossil fuels. We believe that this meets the "approximately" standard set forth in the whereas paragraph. On page one of that chapter, the EPA reports that the US is responsible for 24% of the greenhouse gases produced worldwide by fuel combustion. Consequently, electric generation is responsible for approximately 10% of global carbon dioxide emissions.

Mercury emissions: These are understated in the shareholder proposal according to the EPA which sets at 40% the proportion of mercury emissions caused by power plants. See www.epa.gov/mercury/information (frequent questions: What are the biggest sources of mercury air emissions?) The Proponent would be pleased to correct this error.

SO2 emissions: "Over 65% of SO_2 released to the air, or more than 13 million tons per year, comes from electric utilities" (the pie chart actually shows 67%) See www.epa.gov (in the "air and radiation" area, go to "basic information" go to "Six Common Pollutants" and click on "SO2: What is it? Where does it come from?" (November 2000))

NOX emissions. Pie chart shows 27% from "utilities". (As above, but click on NOX: What is it? Where does it come from? (September 1998))

Paragraph 5

"SO2 and NOx are key contributors to fine particles (PM2.5) – a pollutant responsible for tens of thousands of illnesses and premature deaths each year."

www.epa.gov/newsroom (HQ Press release dated December 15, 2003 entitled "Clean Air Proposals Promise Sharp Power Plant Pollution Reductions".)

At www.epa.gov/air/clearskies/benefits there is a modeling and analysis by the EPA of the proposed Clear Skies Act of 2003 that had been introduced into Congress. At the bottom of the page entitled "Human Health and Environmental Benefits" is a button for Section B of the Technical Package with the same title. On page B2 it is stated that "this assessment analyzes the effects of reducing power plant emissions on human health. . . ." On page B3 is a "Summary of Results, which states that by the year 2020 the benefits from the reductions of power plant emissions would annually include the following societal costs avoided:

"14,100 premature deaths

8,800 new cases of chronic bronchitis

23,000 non-fatal heart attacks

30,000 total hospitalizations and emergency room visits for cardiovascular and respiratory causes [including 15,000 for asthma]

12 ½ million days with respiratory related symptoms, including lost work days, restricted work days and school absences -included in this total are approximately 180,000 asthma attacks."

When it is recalled that the Clean Skies Act would only reduce, but not eliminate, SO2 and NOX emissions, it can be seen that the present health cost of electric generation is a multiple of these EPA figures.

Paragraph 6

The Washington Post of October 1, 2002 reported:

About 160,000 people die every year from the side effects of global warming -- which range from malaria to malnutrition -- and the numbers could almost double by 2020, a group of scientists said yesterday.

The study, by scientists at the World Health Organization (WHO) and the London School of Hygiene and Tropical Medicine, said children in developing nations seem most vulnerable.

The story was reported elsewhere as well, including in The Evening Standard (London) (October 1, 2003) and on CNN.com (October 2, 2003).

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: David S. Maltz
Rev. William Somplatsky-Jarman
Sister Pat Wolf

Cinergy Corp.
139 East Fourth Street, Rm 25 AT II
P.O. Box 960
Cincinnati, OH 45201-0960
Tel 513.287.3108
Fax 513.287.3810
david.maltz@cinergy.com

DAVID S. MALTZ
Senior Counsel

February 12, 2004

VIA FACSIMILE



U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Withdrawal of No-Action Request Concerning Omission of Shareholder Proposal

Ladies and Gentlemen:

On December 29, 2003, Cinergy Corp. submitted a no-action request ("No-Action Request") to the Division of Corporation Finance of the Securities and Exchange Commission stating that Cinergy Corp. intended to omit from its proxy solicitation materials for its 2004 Annual Meeting of Shareholders a proposal (the "Proposal") submitted by the Presbyterian Church (USA) (the "Proponent"). The Proponent has since notified us that it has withdrawn its Proposal. A copy of the letter from the Proponent is attached hereto as Exhibit A. Accordingly, Cinergy Corp. withdraws the No-Action Request at this time.

If you have any questions or desire any further information, please contact the undersigned at (513) 287-3108.

Sincerely yours,

David S. Maltz
Senior Counsel, Cinergy Services, Inc.

Enclosure

cc: Rev. William Somplatsky-Jarman
Ms. Carol Hylkema, MRTI Chairperson
Rev. Isaiah Jones, Jr., MRTI Vice Chairperson
Sr. Patricia Wolf, Executive Director
Interfaith Center on Corporate Responsibility

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 10, 2004

Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Cinergy Corporation

Via fax

Dear Ms. Lee:

I previously sent to you a letter, dated February 3, 2004, on behalf of the Presbyterian Church (USA), which had submitted a shareholder proposal concerning climate change to Cinergy Corporation ("Cinergy"), in response to Cinergy's no-action letter request concerning that proposal.

Please be informed that the Presbyterian Church (USA) has reached agreement with Cinergy on the publication by Cinergy of an appropriate report, as well as of related matters, and is currently in the process of withdrawing its proposal, as evidenced by the printed copy of an email, attached as Exhibit A, sent to me by the Presbyterian Church.

You should be receiving soon a notification by Cinergy that it is withdrawing its no-action letter request.

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: David S. Maltz
Rev. William Somplatsky-Jarman
Sister Pat Wolf

EXHIBIT A

Subj: **Withdrawal of Cinergy Resolution**
Date: 2/10/2004 8:56:47 PM Eastern Standard Time
From: bsomplat@ctr.pcusa.org
To: pmneuhauser@aol.com

Paul, on Wednesday, February 4th, we had a very productive discussion with Cinergy's top management. The company will produce the requested report under the auspices of its Public Policy Committee composed of four independent directors. We will have a joint press release, and the agreement will be mentioned in the Letter to Shareholders in the Annual Report.

In light of these developments, we have decided to withdraw the resolution. Would you please inform the SEC of this decision as soon as possible? Cinergy will also notify the SEC withdrawing their request for a no action letter.

Thank you for all your help with this.

Best regards,

Bill Somplatsky-Jarman
Associate for Mission Responsibility Through Investment
Presbyterian Church (USA)

FACSIMILE TRANSMITTAL

Cinergy Services, Inc.
139 East Fourth Street
Cincinnati, OH 45202

Date: February 12, 2004



To:	Grace Lee	From:	David S. Maltz
Company:	Securities and Exchange Commission -- Corp. Fin		
Phone Number:		Phone Number:	513-287-3108
Fax Number:	202-942-9525	Fax Number:	513-287-3810
		e-mail address:	david.maltz@cinergy.com

☐ Urgent ☐ For Your Information

☐ Reply ASAP ☐ Please Comment

Copies To:

Description/Remarks:

Enclosed is a withdrawal letter regarding the no-action request letter from Cinergy Corp. Please let me know if I can be of further assistance.

David

CONFIDENTIALITY NOTE

Page 1 of 4 pages.


4-2

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164

Email: pmneuhauser@aol.com

February 10, 2004

2004 FEB 11 PM 2:24

Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Cinergy Corporation

Via fax

Dear Ms. Lee:

I previously sent to you a letter, dated February 3, 2004, on behalf of the Presbyterian Church (USA), which had submitted a shareholder proposal concerning climate change to Cinergy Corporation ("Cinergy"), in response to Cinergy's no-action letter request concerning that proposal.

Please be informed that the Presbyterian Church (USA) has reached agreement with Cinergy on the publication by Cinergy of an appropriate report, as well as of related matters, and is currently in the process of withdrawing its proposal, as evidenced by the printed copy of an email, attached as Exhibit A, sent to me by the Presbyterian Church.

You should be receiving soon a notification by Cinergy that it is withdrawing its no-action letter request.

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: David S. Maltz
Rev. William Somplatsky-Jarman
Sister Pat Wolf

EXHIBIT A

Subj: **Withdrawal of Cinergy Resolution**
Date: 2/10/2004 8:56:47 PM Eastern Standard Time
From: bsomplat@ctr.pcusa.org
To: pmneuhauser@aol.com

Paul, on Wednesday, February 4th, we had a very productive discussion with Cinergy's top management. The company will produce the requested report under the auspices of its Public Policy Committee composed of four independent directors. We will have a joint press release, and the agreement will be mentioned in the Letter to Shareholders in the Annual Report.

In light of these developments, we have decided to withdraw the resolution. Would you please inform the SEC of this decision as soon as possible? Cinergy will also notify the SEC withdrawing their request for a no action letter.

Thank you for all your help with this.

Best regards,

Bill Somplatsky-Jarman
Associate for Mission Responsibility Through Investment
Presbyterian Church (USA)

4-2

PAUL M. NEUHAUSER
Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 10, 2004

Grace Lee, Esq.
Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to Cinergy Corporation

Via fax

Dear Ms. Lee:

I previously sent to you a letter, dated February 3, 2004, on behalf of the Presbyterian Church (USA), which had submitted a shareholder proposal concerning climate change to Cinergy Corporation ("Cinergy"), in response to Cinergy's no-action letter request concerning that proposal.

Please be informed that the Presbyterian Church (USA) has reached agreement with Cinergy on the publication by Cinergy of an appropriate report, as well as of related matters, and is currently in the process of withdrawing its proposal, as evidenced by the printed copy of an email, attached as Exhibit A, sent to me by the Presbyterian Church.

You should be receiving soon a notification by Cinergy that it is withdrawing its no-action letter request.

Very truly yours,



Paul M. Neuhauser
Attorney at Law

cc: David S. Maltz
Rev. William Somplatsky-Jarman
Sister Pat Wolf

EXHIBIT A

Subj: **Withdrawal of Cinergy Resolution**
Date: 2/10/2004 8:56:47 PM Eastern Standard Time
From: bsomplat@ctr.pcusa.org
To: pmneuhauser@aol.com

Paul, on Wednesday, February 4th, we had a very productive discussion with Cinergy's top management. The company will produce the requested report under the auspices of its Public Policy Committee composed of four independent directors. We will have a joint press release, and the agreement will be mentioned in the Letter to Shareholders in the Annual Report.

In light of these developments, we have decided to withdraw the resolution. Would you please inform the SEC of this decision as soon as possible? Cinergy will also notify the SEC withdrawing their request for a no action letter.

Thank you for all your help with this.

Best regards,

Bill Somplatsky-Jarman
Associate for Mission Responsibility Through Investment
Presbyterian Church (USA)